Exhibit 99.1

GFL Environmental Inc. Announces Closing of Secondary Offering by Selling Shareholders

VAUGHAN, ON, March 5, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced the closing of the previously announced secondary offering (the “Offering”) by BCEC-GFL Borrower (Cayman) LP, Ontario Teachers' Pension Plan Board, GFL Borrower II (Cayman) LP, Poole Private Capital, LLC and entities affiliated with HPS Investment Partners, LLC of an aggregate of 21,000,000 subordinate voting shares. RBC Capital Markets, LLC and RBC Dominion Securities Inc. acted as underwriters for the Offering in the United States and Canada, respectively.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com